Exhibit 99.1

Ioneer Announces Development Agreement with Esmeralda County, Nevada

April 14, 2025 – Reno, Nevada – Ioneer Ltd (ASX: INR, Nasdaq: IONR) (Ioneer or Company) announced a binding, Development Agreement with Esmeralda County, Nevada (County), to develop and deliver an investment plan for County residents alongside the advancement of the Rhyolite Ridge Lithium-Boron Project. The agreement provides funding for expanded public services and infrastructure upgrades, and establishes a framework for continued collaboration. Through construction, the agreement is expected to provide an estimated $5-7 million in County benefits in addition to more than $10 million in County road upgrades.

The funding is separate from Project-related Company investments to develop the Rhyolite Ridge Lithium-Boron Project. In addition to creating hundreds of jobs and tens of millions in wages and salaries, a 2024 third party analysis estimated Rhyolite Ridge will support a minimum of $340 million of economic activity annually in Nevada and provide more than $8.5 million each year in fiscal revenue for Esmeralda County.

“Community engagement is core to Ioneer’s work. We have benefited from our years of consistent engagement with County residents and elected officials as we advance Rhyolite Ridge toward construction,” said Bernard Rowe, Managing Director, Ioneer. “We are dedicated to being good neighbours, providing the County with the necessary resources to ensure that our funding assists the County and services it provides in preparation for the commencement of project construction. We look forward to our continued work together.”

“Words that come to my mind after watching this Project come to fruition are: committed, responsible and, of course, stellar,” said Mary Jane Zakas, Esmeralda County Commissioner, District 3. “Ioneer has embraced our entire community, welcoming our input. They have left no stone unturned in a quest for a fair and harmonious development agreement.”

“Ioneer’s investments will make for a safer and more secure Esmeralda County,” said, County Fire Chief Jeffrey Bushnell. “We’re grateful for their financial support and look forward to our continued partnership for the many years that follow.”

“I witnessed firsthand Ioneer’s commitment to working with Esmeralda County to reach a deal that benefits the hardworking people who call it home,” said Ralph Keyes, former Esmeralda County commissioner. “I’m proud to lend my support to their efforts, which will create tremendous economic opportunities in the County, and look forward to the enhanced services made possible by reaching this agreement.”

Under the terms of the agreement, Ioneer will provide benefits to local residents, including:

●	Road access, improvements and maintenance

●	Traffic management

●	Public safety resources

●	Emergency responder training/coordination

●	Grant writing support

●	Local hiring and recruitment programs

●	Commitment to working with local businesses

●	Commitment to develop a mutual assistance agreement between County and Ioneer

●	Water usage and monitoring, and

●	Invasive species prevention.

The agreement is divided into three phrases to coincide with the Project’s planned construction and early operations schedule and will contribute to the County’s continued economic development. It includes a schedule for periodic review between the parties and includes automatic two-year extensions upon County Commission review and approval.

The County adopted an ordinance which approved the agreement on April 2, 2025, and it will become fully effective once the County completes routine statutory procedures.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

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About Ioneer

Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project. Rhyolite Ridge is the only known lithium-boron deposit in North America, one of only two known such deposits in the world and a linchpin project in Nevada’s burgeoning Lithium Loop.

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025. In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020. Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

Investor Relations

Chad Yeftich Ioneer USA Corporation	Ian Bucknell Ioneer Limited

Investor Relations (USA)	Investor Relations (AUS)
T: +1 775 993 8563	T: +61 434 567 155
E: ir@ioneer.com	E: ibucknell@ioneer.com

Media Relations

Daniel Francis, FGS Global
E: daniel.francis@fgsglobal.com

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Important notice and disclaimer

Forward-looking Statements

This announcement contains certain forward-looking statements and comments about future events, including Ioneer’s expectations about the Project and the performance of its businesses. Forward looking statements can generally be identified by the use of forward-looking words such as ‘expect’, ‘anticipate’, ‘likely’, ‘intend’, ‘should’, ‘could’, ‘may’, ‘predict’, ‘plan’, ‘propose’, ‘will’, ‘believe’, ‘forecast’, ‘estimate’, ‘target’ and other similar expressions within the meaning of securities laws of applicable jurisdictions. Indications of, and guidance on, the Conditional Commitment, financing plans, future earnings or financial position or performance are also forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, both general and specific, and there is a risk that such predictions, forecasts, projections and other forward-looking statements will not be achieved. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. Forward looking statements involve known and unknown risks, uncertainty and other factors which can cause Ioneer’s actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements and many of these factors are outside the control of Ioneer. Such risks include, among others, uncertainties related to the finalisation, execution, and funding of the DOE financing, including our ability to successfully negotiate definitive agreements and to satisfy any funding conditions, as well as other uncertainties and risk factors set out in filings made from time to time with the U.S. Securities and Exchange Commission and the Australian Securities Exchange.

As such, undue reliance should not be placed on any forward-looking statement. Past performance is not necessarily a guide to future performance and no representation or warranty is made by any person as to the likelihood of achievement or reasonableness of any forward-looking statements, forecast financial information or other forecast. Nothing contained in this announcement, nor any information made available to you is, or shall be relied upon as, a promise, representation, warranty or guarantee as to the past, present or the future performance of Ioneer.

Except as required by law or the ASX Listing Rules, Ioneer assumes no obligation to provide any additional or updated information or to update any forward-looking statements, whether as a result of new information, future events or results, or otherwise.

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